August 11, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Marijuana Company of America, Inc. (the "Company")

Registration Statement on Form S-1/A-2 filed August 11, 2020

File No. 333-239680

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at Thursday, August 13, 2020, at 5:00 PM Eastern Daylight Savings Time, or as soon thereafter as is practicable.

Very truly yours,

/s/ Jesus Quintero, CEO, CFO

Marijuana Company of America, Inc.

1340 West Valley Parkway, Ste. 205 • Escondido, CA 92025

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